UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No.5

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BIOPTIX, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

09074N101

(CUSIP Number)

Barry Honig

555 South Federal Highway #450

Boca Raton, FL 33432

Copy To:

Sichenzia Ross Ference Kesner LLP

61 Broadway, 32nd Floor

New York, NY 10006

Attn: Harvey J. Kesner, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074N101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry Honig

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 29,815
	8	SHARED VOTING POWER: 474,185 (1)
	9	SOLE DISPOSITIVE POWER: 29,815
	10	SHARED DISPOSITIVE POWER: 474,185 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.19% (based on 4,503,971 shares of common stock outstanding as of November 11, 2016)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes (i) 443,585 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”) and (ii) 30,600 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”). Mr. Honig is the trustee of 401K and Roth 401K in such capacity holds voting and dispositive power over the securities held by such entities.

(2)	Includes (i) 29,815 shares of common stock (ii) 443,585 shares of common stock held by 401K and (iii) 30,600 shares of common stock held by Roth 401K. Mr. Honig is the trustee of 401K and Roth 401K in such capacity holds voting and dispositive power over the securities held by such entities.

CUSIP No. 09074N101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GRQ Consultants, Inc. 401K

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 443,585 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 443,585 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,585 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.85% (based on 4,503,971shares of common stock outstanding as of November 11, 2016)

14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Mr. Honig is the trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K.

CUSIP No. 09074N101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GRQ Consultants, Inc. Roth 401K FBO Barry Honig

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 30,600 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 30,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,600 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68% (based on 4,503,971shares of common stock outstanding as of November 11, 2016)

14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Mr. Honig is the trustee of Roth 401K and in such capacity holds voting and dispositive power over the securities held by Roth 401K.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, no par value, of Bioptix, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1775 38th Street, Boulder, Colorado 80301.

Item 2. Identity and Background

(a) This statement is filed on behalf of Barry Honig, 401K and Roth 401K (collectively the “Reporting Person”).

(b) The Reporting Person’s address is 555 South Federal Highway, #450, Boca Raton, FL 33432.

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States and the State of Florida.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Person’s personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth herein and in Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2016, Amendment No. 1 filed with the Commission on September 13, 2016, Amendment No. 2 filed with the Commission on September 14, 2016, Amendment No. 3 filed with the Commission on November 9, 2016 and Amendment No. 4 filed with the Commission on December 1, 2016, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

The Reporting Person may engage in discussions with management and security holders of the Issuer and other persons with respect to the subject class of securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters. In particular, the Reporting Person may engage in discussions with management and security holders of the Issuer regarding the complexion of the Issuer’s board of directors and options for increasing shareholder value. The Reporting Person plans and proposes to review and analyze such Reporting Person’s interest in the Issuer on a continuing basis and may engage in such discussions, as well as discussions with the Issuer, the Issuer’s directors and officers and other persons related to the Issuer, as the Reporting Person deems necessary or appropriate in connection with the Reporting Person’s interest in the Issuer.

Depending upon the factors described below and any other factor that is or becomes relevant, the Reporting Person plans and proposes to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the Issuer, derivative securities related to securities of the Issuer or other securities related to the Issuer (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer- Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the Issuer, officers, directors, and security holders of the Issuer and other persons related to the Issuer with respect to Issuer-Related Securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the Issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the Issuer’s business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the Issuer; (g) make a proposal or proposals to request that the Issuer and/or the security holders of the Issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer-Related Securities, (ii) the Issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the Reporting Person with respect to the Issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the Issuer, the Issuer’s board of directors, other security holders of the Issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Honig beneficially owns 29,815 shares of common stock, 443,585 shares of common stock held by 401K and 30,600 shares of common stock held by Roth 401K, or an aggregate of 11.19% of the Issuer’s common stock. Mr. Honig is the trustee of 401K and Roth 401K, and, in such capacity, has voting and dispositive power over the securities held by such entities.

(b)	Mr. Honig may be deemed to hold sole voting and dispositive power over 29,815 shares of common stock of the Issuer and shares voting and dispositive power over 474,185 shares of common stock. 401K may be deemed to hold shared voting and dispositive power over 443,585 shares of the Issuer’s common stock and Roth 401K may be deemed to hold shared voting and dispositive power over 30,600 shares of the Issuer’s common stock.

(c)	On November 16, 2016, Roth 401K purchased 11,800 shares of the Issuer’s common stock at a purchase price of $2.77 per share.

On November 18, 2016, 401K purchased 400 shares of the Issuer’s common stock at a purchase price of $2.79 per share.

On November 28, 2016, Roth 401K purchased 5,400 shares of the Issuer’s common stock at a purchase price of $2.83 per share.

On December 1, 2016, Mr. Honig purchased 7,484 shares of the Issuer’s common stock at a purchase price of $4.95 per share.

On December 1, 2016, Mr. Honig purchased 1,000 shares of the Issuer’s common stock at a purchase price of $5.32 per share.

On December 1, 2016, Mr. Honig purchased 1,000 shares of the Issuer’s common stock at a purchase price of $5.30 per share.

On December 1, 2016, Mr. Honig purchased 1,600 shares of the Issuer’s common stock at a purchase price of $5.00 per share.

On December 1, 2016, Mr. Honig purchased 18,731 shares of the Issuer’s common stock at a purchase price of $5.05 per share.

On January 4, 2017, 401K purchased 4,000 shares of the Issuer’s common stock at a purchase price of $4.22 per share.

(d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 474,185 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1 *	Joint Filing Agreement with GRQ Consultants, Inc. 401K and GRQ Consultants, Inc. Roth 401K FBO Barry Honig

* Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2017	/s/ Barry Honig
Barry Honig

Dated: January 4, 2017	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig
Trustee

Dated: January 4, 2017	GRQ CONSULTANTS, INC. ROTH 401K
FBO BARRY HONIG

	By:	/s/ Barry Honig
Barry Honig
Trustee